Norwood P. Beveridge, Jr. of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4970 Main 212.407.4000 Fax 212.407.4990 nbeveridge@loeb.com

VIA EDGAR

February 3, 2010

Mr. John Reynolds Mail Stop 3561 Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	China Cord Blood Corporation Post-Effective Amendment No. 4 to Form S-4 on Form F-1 File No. 333-155579-99

Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide a response to the comment received from the Staff regarding Post Effective Amendment No. 4 on Form F-1 to Form S-4 (the “Post Effective Amendment”) by letter dated February 2, 2010.  The numbered paragraph set forth below respond to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Comment Number	Comment and Response

General

1.
We note that you present interim financial statements as of and for the three months ended June 30, 2009.  Since the filing is dated more than nine months after the end of the last audited financial year of March 32, 2009, the fling should contain interim financial statements that cover at least the first six months of the financial year.  Please update your interim financial statements accordingly to include financial statements through at least September 30, 2009.  Refer to Item 8.A.5 of Form 20-F for additional guidance.

COMPANY RESPONSE:  As discussed with the Staff, the Company has reviewed the requirements of Item 8 of Form 20-F and believes that as the Post Effective Amendment registers the resale of securities to be received upon the exercise of outstanding warrants, the provisions of Instruction 2 to Item 8 apply.  Instruction 2 states that in such case, “…the interim financial statements referred to in Item 8.A.5 shall be as of a date within 12 months of the date of the document.”  As the effective date of the Post-Effective Amendment is expected to be in the first week of February 2010, the interim financial statements included in the Post Effective Amendment will meet the requirements of Instruction 2 until June 30, 2010.

Mr. John Reynolds Securities and Exchange Commission February 3, 2010 Page 2

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4970.

Sincerely,

/s/ Norwood P. Beveridge, Jr.
Norwood P. Beveridge, Jr.
Loeb & Loeb LLP

Cc: Mr. Albert Chen
China Cord Blood Corporation
      Mr. Roy Leung
KPMG
      Mitchell S. Nussbaum